[SNR DENTON LETTERHEAD]

October 7, 2010

VIA EDGAR

Evan S. Jacobson, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:          BRT Realty Trust

File No. 005-09293

Schedule TO-I

Comment Letter Dated September 28, 2010

Dear Mr. Jacobson:

On behalf of BRT Realty Trust (the “Company”), this letter responds to the staff’s comment letter dated September 28, 2010 regarding the Company’s filing on Schedule TO-I, as filed on September 22, 2010.  For convenience of reference, each of the staff’s comments is reproduced below, followed by the Company’s response to each such comment. In addition, the Company has filed an amendment to its Schedule TO-I to reflect the changes discussed below.

Exhibit 99(A)(1)(A):  Offer to Purchase

1.                                       Your offer is currently set to expire at 5:00 p.m. New York City time on October 20, 2010. The offer is open for less than twenty full business days due to the Columbus Day federal holiday and the 5:00 p.m. expiration time.  See Exchange Act Rule 13e-4(a)(3). Please revise to extend the offer period to ensure that that your offer is open at least twenty full business days. See Exchange Act Rule 13e-4(f)(1)(i).

Company response:

The Company has amended the offer to indicate that all references to the Expiration Date, which was originally set at 5:00 p.m. New York City time on October 20, 2010, are hereby amended to extend the Expiration Date to 5:00 p.m. New York City time on October 21, 2010.

Conditions of the Offer, Page 15

2.                                       In the fourth sentence of the final paragraph of this section, you state that your failure to exercise any of the foregoing rights at any time will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and “from time to time.” As you acknowledge in the fifth sentence, once the Offer has expired, all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived. Please revise the fourth sentence to eliminate the reference to “from time to time,” which suggests that the triggering event could occur after expiration of the offer.

Company response:

The Company has amended the referenced sentence to move the words “from time to time” so as to clarify that the qualification applies only prior to the Expiration Date.

3.                                       When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you acknowledge in the penultimate sentence of the last paragraph of this section, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the rest of the language in this paragraph seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

Company response:

The Company confirms such understanding. Any waiver of an offer condition will be explicitly made by the Company and may require an extension of the offer and recirculation of disclosure to security holders.

4.                                       When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Company response:

The Company confirms such understanding. The Company will promptly inform holders of the triggering of any condition and how the Company intends to proceed, except in the case of conditions where satisfaction of such conditions may be determined only upon expiration of the offer.

Material United States Federal Income Tax Consequences, page 28

5.                                       On page 28, you state that you have included a general summary of “certain” U.S. federal income tax consequences. Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete. See Item 1004(a)(1)(xii) of Regulation M-A.

Company response:

The Company believes that the current disclosure addresses all material federal income tax consequences.  In order to avoid confusion, the Company has amended the disclosure to make clear that the discussion covers all “material” U.S. federal income tax consequences.

Miscellaneous, page 35

6.                                       We note your statement on page 35 that if you determine that you are not legally able to make the offer in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Company response:

The Company confirms that it is referring only to excluding security holders of the Company in a U.S. state pursuant to Exchange Act Rule 13-4(f)(9)(ii) and has clarified the disclosure accordingly.

*****

The Company has authorized us to advise the staff that it hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 202-408-9234 or my colleague, Jeffrey Baumel, at 973-912-7189 if you have any questions with respect to these matters.

Sincerely,

/s/ Thomas L. Hanley

Thomas L. Hanley